ECOPETROL S.A.’S BOARD OF DIRECTORS APPROVES MEMBERSHIP OF COMMITTEES

Ecopetrol S.A. reports that the Board of Directors has approved the membership of its internal committees, which will be the following:

AUDIT COMMITTEE

•	Joaquín Moreno Uribe
•	Roberto Steiner Sampedro (for the period 2013-2014 as financial-accounting expert in accordance with SOX Law requirements)
•	Amílcar Acosta Medina
•	Luis Carlos Villegas E.
•	Jorge Pinzón Sánchez

All of these are Independent members of the Board of Directors.

CORPORATE GOVERNMENT AND SUSTAINABILITY COMMITTEE

•	Amílcar Acosta Medina
•	Joaquín Moreno Uribe
•	Minister of Finance and Public Credit
•	Minister of Mining and Energy
•	Roberto Steiner Sampedro
•	Jorge Pinzón Sánchez

COMPENSATION AND NOMINATION COMMITTEE

•	Fabio Echeverri Correa
•	Minister of Finance and Public Credit
•	Joaquín Moreno Uribe
•	Amílcar Acosta Medina

BUSINESSES COMMITTEE

•	Minister of Mining and Energy
•	Minister of Finance and Public Credit
•	Director of the National Planning Department
•	Luis Carlos Villegas E.
•	Joaquín Moreno Uribe
•	Roberto Steiner Sampedro

Bogota, April 19, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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